October 16, 2009

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc.

Form 20-F for the fiscal year ended March 31, 2009

Filed June 30, 2009

File No. 001-15270

Dear Mr. Gordon:

Set forth below are our responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 24, 2009, with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2009 filed with the SEC on June 30, 2009. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Item 3D. Risk Factors, page 4

1.	Please provide us with a more detailed discussion of the following risks, and confirm that you will provide similar disclosure in your future filings:

•

Recent financial and credit crises and recessionary economies around the world … (page 4) – Please identify the specific adverse effects that you have experienced as a result of deteriorating economic conditions.

•

Market fluctuations could harm our business (page 6) – You state that your businesses “have been” affected by changes in the levels of market volatility. Please specifically identify and/or quantify the adverse effects you have experienced due to market volatility.

•	Liquidity risk could impair our ability to fund operations … (page 8) – To put this risk in context for investors, please quantify your exposure to this risk.

Response:

Recent financial and credit crises and recessionary economies around the world: For the year ended March 31, 2009, we have experienced significant adverse effects due to the deteriorating economic conditions, especially in the latter half of the fiscal year. The global markets have been characterized by a substantial increase in volatility, short-selling and an overall loss of investor confidence, initially in financial institutions, but gradually in companies in a number of other industries and in the broader markets. The decline in asset values has caused increases in margin calls to and from investors, requirements that derivative counterparties post additional collateral and redemptions by mutual and hedge fund investors, all of which have increased the downward pressure on asset values and outflows of client funds across the financial services industry. In addition, the increased redemptions and unavailability of credit have required hedge funds and other investors to rapidly reduce leverage, increasing volatility and further contributing to the decline in asset values. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, to cause rating agencies to lower credit ratings, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in central bank borrowing rates and other government actions. Banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values of collateral. The markets for securitized debt offerings backed by mortgages, loans, credit card receivables and other assets have for the most part disappeared. Certain governments, regulators and central banks around the world took numerous steps to rescue financial institutions, increase liquidity and restore investor confidence, but asset values have continued to decline and access to liquidity has continued to be very limited or costly. The declines in the values of assets and overall losses of investor confidence have negatively affected a number of our businesses, thereby directly and indirectly affecting our earnings for the year ended March 31, 2009.

Market fluctuations could harm our business: With respect to the adverse effects we have experienced due to market volatility, there are several significant factors that are specific to the year ended March 31, 2009. As disclosed, increased volatility may cause us to reduce the size of certain businesses in order to avoid increasing our value at risk (“VaR”). Limiting the size of our market-making positions and investing businesses can adversely affect our profitability, even though spreads are widening and we may earn more on each trade. In periods when volatility is increasing, but asset values are declining significantly, it may not be possible to sell assets at all or it may only be possible to do so at steep discounts. In such circumstances, we may be forced to either take on additional risk or to incur losses in order to decrease our VaR. In addition, increases in volatility increase the level of our risk weighted assets and increase our capital requirements which increase our funding costs. The changes in the levels of market volatility have negatively affected our businesses for the year ended March 31, 2009.

Liquidity risk could impair our ability to fund operations: As explained in Item 5. B. Liquidity and Capital Resources in our Form 20-F, we define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our total liabilities of 23,298.5 billion yen as of March 31, 2009 include short-term unsecured debt and long-term unsecured debt of 1,932.4 billion yen and 4,646.4 billion yen, respectively. To ensure a readily available source of liquidity, we maintain liquidity portfolios comprising cash, cash equivalents, time deposits, overnight call loans and government securities. As of March 31, 2009, the balance of our liquidity portfolios was 2,400.5 billion yen. In addition to liquidity portfolios, we held 907.9 billion yen of other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding as of March 31, 2009.

We will disclose certain adverse effects or exposures to risks that have, or would have, a material impact on our results of operations in Item 3D. Risk Factors, Item 4. or Item 5. as appropriate, in our future Form 20-F filings.

Item 18. Financial Statements

Note 3. Fair Value of Financial Instruments, page F-31

2.	In future filings, please expand your disclosure related to transfers in (out) of Level 3 as follows:

•	Disclose transfers in and out separately in the Level 3 rollforward or provide amounts on a gross basis in a footnote to the table.

•	Disclose your policy for transfers in or out of Level 3.

•	Separately quantify gain or loss for instruments transferred into Level 3 during the period.

•	Disclose the specific inputs that became unobservable when transfers into Level 3 occur.

Response:

We will expand our disclosure related to transfers in (out) of Level 3 for each of the matters identified above in our financial statements included in future Form 20-F filings. In particular:

We will expand the Level 3 rollforward table provided on Page F-35 to provide additional quantitative information separately for transfers in and transfers out for all major categories of financial assets and liabilities where transfers in or out are significant. The table will also reflect proposed changes to our determination of major categories of financial assets and liabilities for debt and equity securities as a result of adoption of ASC 820-10-65-10 (formerly FSP SFAS 157-4) on April 1, 2009.

We will expand the existing footnote disclosure of our policy around transfers in and out of Level 3 provided on Page F-36 with additional narrative. If a financial instrument migrates from another Level to Level 3 during a quarter, we presume for the purposes of reporting in the Level 3 rollforward table that such migration occurs at the beginning of each quarter. We will further explain that the amount reported in “Transfers in / (out of) Level 3” is the fair value as of the beginning of the quarter during which the migration occurs and therefore all gains/(losses) during the quarter are included in the table. Similarly, if a financial instrument migrates from Level 3 to another Level during a quarter, we also presume that the transfer occurs at the beginning of the quarter. Any gains /(losses) during that quarter are therefore excluded from the table.

We will include presentation of gains or losses for instruments transferred into Level 3 separately for those instruments transferred during the period for each major class of financial asset and liability included in our Level 3 rollfoward table.

We will expand the general qualitative discussion supporting the Level 3 rollforward table with disclosure of the specific inputs that became unobservable when transfers into Level 3 occur. This disclosure will be made for each major class of financial asset or liability included in the table where a significant transfer into Level 3 has occurred during the period.

We would respectfully advise the Staff that in preparing the above responses, we have considered the proposed amendments to ASC 820 included in the FASB Exposure Draft “Improving Disclosures about Fair Value Measurements”. We are in the process of assessing the impact of this Exposure Draft on our future 20-F filings and are, therefore, not currently in a position to provide a draft of our proposed amendments.

Note 4. Derivative instruments and hedging activities

Credit Derivatives, page F-47

3.	Please tell us whether there are any recourse provisions that would enable you to recover from third parties any amounts paid under the credit derivative and any assets held as collateral that would enable you to recover amounts paid under the credit derivative. For reference see paragraph 5 of FASB Staff Position No. FAS 133-1.

Response:

In a normal credit derivative contract, once payment is made upon an event of a default, the contract usually terminates with no further payments due by us. We generally have no right to assume the reference assets of the counterparty in exchange for payment, nor do we usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. However, there are a minority of contracts where, upon a default event, we take delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages our credit derivative exposures. Where protection is sold, risks may be mitigated through purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable us to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

We quantify the value of these purchased contracts on page F-47 in the table outlining our exposure to written credit derivatives in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against our exposure. To the extent we are required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment we may be required to make under the contract. However, this is generally not a true representation of the amount we will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: We value credit derivatives taking into account the probability that the underlying reference asset will default and that we will be required to make payments under the contract. Based on historical experience and our assessment of the market, we believe that the probability that all reference assets on which Nomura provide protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, our liability on the contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

We do hold assets as collateral in relation to written credit derivatives. However, these amounts do not enable us to recover any amounts paid under the credit derivative but rather mitigate the risk economic loss arising from a counterparty defaulting against amounts due to us under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

We believe the above response would be useful to readers of our financial statements and therefore propose to include this as a supplement to our existing qualitative disclosures on F-47 in future filings on Form 20-F.

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Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director and Chief Financial Officer

cc:	William Demarest

Angela McHale

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)

Koichi Hanabusa

(Ernst & Young ShinNihon LLC)

Salvatore Restivo

(Ernst & Young LLP)